TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 18, 2024

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated March 15, 2024, regarding the captioned subject. The Board, at their meeting held on April 17-18, 2024 transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and year ended March 31, 2024;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and year ended March 31, 2024;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and year ended March 31, 2024;

4. Approved the audited financial statements of the Company and its subsidiaries as per INDAS for the year ended March 31, 2024;

5. Approved the audited financial statements of the Company as per INDAS for the year ended March 31, 2024;

Acquisition

6. Approved acquisition of in-tech Holding GmbH engaged in Engineering R&D services. A press release along with additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed.

Dividend

7. Recommended a final dividend of ₹20/- per equity share for the financial year ended March 31, 2024 and additionally a special dividend of ₹8/- per equity share.

Annual General Meeting and Record date

8. The 43rd Annual General Meeting of the Members of the Company will be held on Wednesday, June 26, 2024.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

9. The record date for the purpose of the Annual General Meeting and payment of final dividend and special dividend is May 31, 2024. The dividend will be paid on July 1, 2024.

Capital allocation policy

10. Effective from Financial Year 2025, the Company expects to continue its policy of returning approximately 85% of the Free Cash Flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any).

    Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Other Matters

11. Stock grants

    The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

    i) The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company's equity shares having a market value of ₹34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board. `

    ii) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company's equity shares having a market value of ₹2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company's achievement of certain environment, social and governance milestones as determined by the Board.

    iii)The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company's equity shares having a market value of ₹5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company's performance on cumulative relative TSR over the years and as determined by the Board.

    iv) The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company's equity shares having a market value of ₹10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

    The above RSUs will be granted w.e.f May 2, 2024 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2024.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Policies and committee charter

12. Considered and approved amendments to the following policies and charters.

 – Corporate Social Responsibility Policy
 – Nomination and Remuneration Policy
 – Enterprise Risk Management Policy
 – Dividend Distribution Policy
 – Document preservation and Archival Policy
 – Policy for Determining Material Subsidiaries
 – Policy for Determining of Materiality for Disclosures
 – Board Diversity Policy
 – Related Party Transactions Policy
 – Compensation Recovery Policy
 – Code of Conduct for Prohibition of Insider Trading
 – Infosys Code on Fair Disclosures and Investor Relations
 – Nomination and Remuneration Committee Charter
 – Risk Management Committee Charter

 Copies of the policies and charters will be made available on the website of the Company under the following link: https://www.infosys.com/investors.html.

Incorporation of subsidiaries

13. Approved incorporation of wholly owned subsidiaries in Thailand, Oman and France. Additional information as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations will be disclosed in due course.

The Board meeting was held on April 17 and 18, 2024. The Board meeting on April 18, 2024 commenced at 2.00 p.m. IST and concluded at 4.25 p.m.

We are hereby enclosing herewith the financial results, press releases and annexures for your information and record. The same will also be made available on the Company's website www.infosys.com.

Update on McCamish Cybersecurity Incident

In continuation to our earlier disclosure dated November 3, 2023, regarding a cybersecurity event at Infosys McCamish Systems ("McCamish"). An update in this regard is enclosed herewith.

This is for your information and records.

Sincerely,
For **Infosys Limited**

Manikantha A.G.S.
Company Secretary

Infosys®

PRESS RELEASE

Infosys to Acquire Leading Engineering R&D services provider, in-tech

Acquisition demonstrates Infosys' commitment to the automotive ecosystem and strengthens its footprint across Europe

Bengaluru, India and Munich, Germany – April 18, 2024: Infosys (NSE, BSE, NYSE: INFY) a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire in-tech, a leading Engineering R&D services provider focused on German automotive industry. This strategic investment further strengthens Infosys' Engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

Headquartered in Germany, in-tech, is one of the fastest growing Engineering R&D services providers that shapes digitization in the automotive, rail transport and smart industry sectors. in-tech develops solutions in e-mobility, connected and autonomous driving, electric vehicles (EV's), off-road vehicles and railroad. in-tech offerings include system design, methodical consulting, advanced electronics platform development and validation of automotive specific software and hardware systems, infotainment, and experience validation.

in-tech brings to Infosys, marquee German original equipment manufacturers (OEMs) deep client relationships, and an extensive industry expertise with a multidisciplinary team of 2200 people across locations in Germany, Austria, China, UK, and nearshore locations in Czech Republic, Romania, Spain, and India.

Dinesh Rao, EVP & Co-Delivery Head, Infosys, said, "Infosys continues to strengthen its Engineering R&D leadership with decades of experience in digital engineering. Together with in-tech, Infosys Topaz, an AI-first set of services, solutions and platforms,and recently acquired InSemi' semiconductor's expertise, we have successfully created deeper capabilities for the next phase of automotive innovation in the arena of software defined vehicles. We are excited to welcome in-tech and its leadership team into the Infosys family."

Jasmeet Singh, EVP and Global Head of Manufacturing, Infosys, said, "The automotive industry today is going through a pivotal change, with connected, autonomous, and electric vehicles, and most importantly software-defined vehicles. Electronics and software will drive value for next generation vehicles. Infosys' leadership with comprehensive offerings serving global auto OEMs, tier-one, and e-mobility start-ups, coupled with in-tech' engineering prowess presents a differentiated value to our clients bringing high quality innovative products to market faster."

Tobias Wagner, in-tech CEO, said, "Over the past 22 years, we have created an impressive company history, characterized by organic growth, strategic acquisitions and high profitability. This strategic partnership with Infosys represents a decisive turning point for us: It opens up unprecedented growth opportunities, and also adds tremendous value to our offering for our clients. Together we now cover the entire end-to-end process, a step that is crucial to fully meet our customers' needs. With access to more talent and expertise, we gain incredible strength and scale in our delivery capability, enabling us to successfully implement even more ambitious projects."

in-tech Founder and Board Member, Christian Wagner, added, "When choosing Infosys, it was important to us that not only the business goals but also the corporate cultures harmonize. I am thrilled that Infosys and in-tech are not only on the same wavelength in terms of innovation and technology, but that we also share the same values - be it our passion for sustainability or our desire to create a work environment where everyone feels valued. This cultural fit amplifies my belief that we will achieve extraordinary success together."

The acquisition is expected to close during the first half of fiscal 2025, subject to customary closing conditions and regulatory approvals.

About in-tech

in-tech shapes digitalization in the automotive industry, rail transport and industry. The company develops solutions for the automotive, eMobility, transport systems and smart industry sectors. The developers and engineers at in-tech work, for example, on topics such as autonomous driving, electromobility, digital rail or smart industrial production.

The company was founded in 2002 and has been consistently growing ever since. in-tech currently employs around 2200 people at locations in Germany, Austria, China, the UK, the Czech Republic, Spain, Romania and India. The company shines as an excellent employer with an outstanding corporate culture: the company has already received several awards for its good working atmosphere, internal team spirit and excellent work-life balance. For more information please visit www.in-tech.com

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Infosys®

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: **PR_Global@infosys.com**

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity	in-tech Holding GmbH ("in-tech") **Acquirer:** Infosys Germany GmbH, a step-down subsidiary of Infosys Limited
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Automotive, Rail transport and Smart industry sectors.
Objects and effects of acquisition	Infosys continues to strengthen its Engineering R&D leadership with decades of experience in digital engineering. Together with in-tech, Infosys Topaz, an AI-first set of services, solutions, and platforms, and recently acquired semiconductor company InSemi, we have successfully created deeper capabilities. The automotive industry today is going through a pivotal change, with connected, autonomous, and electric vehicles, and most importantly software-defined vehicles. Electronics and software will drive value for next generation vehicles. Infosys' leadership with comprehensive offerings serving global auto original equipment manufacturers (OEMs), tier-one, and e-mobility start-ups, coupled with in-tech' engineering prowess presents a differentiated value to our clients bringing high quality innovative products to market faster. in-tech brings to Infosys, marquee German OEMs deep client relationships, and an extensive industry expertise.
Any governmental or regulatory approvals required for the acquisition	Approvals from regulatory authorities in Germany, Romania, Austria, India and such other regulatory approvals as may be required.
Indicative time period for completion of the acquisition	The acquisition of in-tech is expected to close during first half of fiscal year 2025, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	EUR 450 million, includes upfront and earnouts, excluding management incentives, and retention bonus.
Percentage of holding	100% of the equity share capital in in-tech Holding GmbH
Brief Background	Founded in 2002, in-tech, is one of the fastest growing Engineering R&D services providers that shapes digitization in the automotive, rail transport and smart industry sectors. in-tech develops solutions in e-mobility, connected and autonomous driving, electric vehicles (EV's), off-road vehicles and railroad. (https://www.in-tech.com)

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 18, 2024,

Dear Sir, Madam,

Update on McCamish Cybersecurity Incident

Infosys McCamish Systems ("McCamish") engaged cybersecurity and other specialists to assist in its investigation of and response to its November 2023 cybersecurity incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists' assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish also included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which data was subject to unauthorized access or exfiltration and engaging a third-party eDiscovery vendor in assessing the extent and nature of such data.

McCamish in coordination with its third-party eDiscovery vendor has identified up to approximately 6.5 million individuals whose information was subject to unauthorized access and exfiltration in the November 2023 cybersecurity incident. The information associated with each individual varies, but the data as a whole includes information such as email and mailing addresses, phone numbers, birth dates, social security numbers and other identification numbers, usernames, passwords, financial and customer account numbers, policy numbers, salaries and personal medical information. However, not all of these individuals had all of this information accessed and exfiltrated. McCamish also identified corporate customers whose business data was subject to unauthorized access and exfiltration. McCamish will be notifying its impacted customers and intends to work with these customers to support their respective reporting obligations, as appropriate. McCamish's review process is ongoing.

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com